Exhibit 99.1

NEWS

Starfield Reports Results for First Quarter
Of Fiscal 2008

Two new board members elected, auditors appointed at AGM

Toronto, Ontario – July 13, 2007 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced financial results for the first quarter of the 2008 fiscal year were filed to SEDAR.

For the three months ended May 31, 2007, Starfield reported exploration costs totaling $2.1 million and administrative outlays of $0.9 million.

At quarter end, the Company had cash reserves of $12.1 million and working capital of $11.5 million.

“The first quarter was a very productive period during which Starfield successfully completed a private placement offering for gross proceeds of $15.1 million,” said André Douchane, President and CEO of Starfield.   “The financing has enabled the company to proceed with an ambitious exploration drilling program during the second half of 2007.”

The private placement, announced March 27, 2007, consisted of 31.2 million units and 27.1 million flow-through common shares of Starfield.  Each unit consisted of one common share and one-half of one transferable common share purchase warrant.

As at May 31, 2007, Starfield’s share capital consisted of 263.7 million shares, 21.7 million options and 25.2 million warrants.  If exercised, the options and warrants would generate $16.4 million.

The first quarter additionally saw Starfield’s stock exchange listing transferred to the TSX main board from the TSX Venture Exchange on April 24, 2007.

Two new members were elected to Starfield’s board of directors at the company’s annual general meeting yesterday in Toronto.  Shirley Mears and Ulrich E. Rath replace Glen J. Indra and Glen C. MacDonald, both of whom are retiring.  The Company would like to thank Mr. Indra and Mr. MacDonald for their contribution over the past years.

Shareholders also approved the appointment of Toronto-based PricewaterhouseCoopers as Starfield’s auditors at the annual general meeting.

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130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

www.starfieldres.com

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130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5